NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on September 11, 2012, pursuant to the provisions of
Rule 12d2-2 (a).

[  X  ] 17 CFR 240.12d2-2(a)(3)  That on
August, 29,2012 the instruments
representing the securities comprising
the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

Pursuant to the offer to purchase and merger agreement between Conmed Healthcare Management
Inc. and Hanover Merger Sub, Inc. a wholly owned subsidiary of Conmed Healthcare
Management Inc., which became effective on August 29, 2012, each outstanding share of Common Stock of Conmed Healthcare Management
Inc. not previously tendered was canceled and converted into $3.95 per share in cash paid in the tender offer.


The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 30, 2012.